UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of September 20, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached is the following item:

1. Press Release, dated September 17, 2002.
2. Press Release, dated September 19, 2002

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Alexandra Jones
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Jeff Zelkowitz
Taylor Rafferty, New York
212-889-4350

SUPERVISORY BOARD OF NETIA HOLDINGS S.A. APPOINTS WOJCIECH M DALSKI AS PRESIDENT OF THE MANAGEMENT BOARD AND CHIEF EXECUTIVE OFFICER

WARSAW, Poland – September 17, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (the "Company"), today announced that the Company's supervisory board unanimously approved the appointment of Mr. Wojciech M dalski as the new President of the Company's management board. Mr. Kjell-Ove Blom, the acting president of the Company, submitted today his resignation notice from his post on the management board.

As another important step in the restructuring process, the supervisory board members selected Mr. Wojciech M dalski as President and Chief Executive Officer of the Company. Mr. M dalski's track record and extensive international management experience, especially concerning the restructuring of companies and strengthening their market position, drove their selection. Mr M dalski's task will be to continue the Company's restructuring program. Mr. M dalski thanks Mr. Kjell-Ove Blom, who performed the function of acting president for the last 12 months, for his service to the Company during the past 5 years.

"I am very pleased that Wojciech M dalski has joined our organization. I am convinced that under his management Netia will continue to strengthen its position as the largest alternative fixed-line telephony operator in Poland," commented Morgan Ekberg, chairperson of the Company's supervisory board.

"Netia is a dynamically developing company with a huge potential and strong market position. I look forward to completing the difficult restructuring process and working towards continued company growth for our shareholders," said Wojciech M dalski, the new president of the Company's management board.

-more-

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002 and its Current Report on Form 6-K filed with the Commission on September 16, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

# # #

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Alexandra Jones
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Jeff Zelkowitz
Taylor Rafferty, New York
212-889-4350

APPROVAL OF THE ARRANGEMENT PLAN FOR NETIA'S SUBSIDIARY POSTPONED

WARSAW, Poland – September 19, 2002 – Netia Holdings S.A. (the "Company") (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the Polish court postponed its decision on the approval of the arrangement plan for Netia South Sp. z o.o. ("Netia South"), one of Netia's subsidiaries, adopted unanimously by Netia South's creditors on August 29, 2002. The postponement is due to the necessary completion of an appeal filed by a minority group of Netia's claimholders comprised of SISU, OTA and Triage funds challenging the court's decision excluding them as parties to the Netia South's arrangement proceeding. The lower court based its decision on the fact that these dissenting parties were not creditors of Netia South and were therefore not entitled to participate in Netia South's arrangement proceedings as a party. The date of another hearing for the approval of Netia South's arrangement plan will be set after the completion of this appeal.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002 and its Current Report on Form 6-K filed with the Commission on September 16, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2002

NETIA HOLDINGS S.A.

By: ______________________

Name: Avraham Hochman
Title: Chief Financial Officer
Vice President, Finance

By: ______________________

Name: Ewa Don-Siemion
Title: Vice President, Legal